Exhibit 99.1

NOCERA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

	As reported	Adjustment 1	Notes	Pro forma

Net sales	$1,162,573	$(41,108)	(d)	$1,121,465
Cost of sales	(506,894)	74,401	(d)	(432,493)
Gross profit	655,679	33,293		688,972

Operating expenses
General and administrative expenses	(1,149,719)	173,519	(c)(d)	976,200
Total operating expenses	(1,149,719)	173,519		976,200

(Loss) Income from operations	(494,040)	206,812		(287,228)

Other income	3	27	(d)	30
(Loss) Income before income taxes	(494,037)	206,839		(287,198)

Income tax benefit	24,544	(44,929)	(d)	(20,385)
Net (loss) income	(469,493)	161,910		(307,583)

Less: Net loss attributable to non-controlling interests	(6,705)	6,705	(d)	-
Net (loss) income attributable to the company	(462,788)	155,205		(307,583)

Comprehensive income (loss)
Net (loss) income	(469,493)	161,910		(307,583)
Foreign currency translation loss	14,899	-		14,899
Release of cumulative exchange difference on translation on foreign operations	-	505	(c)	505
Total comprehensive (loss) income	(454,594)	162,415		(292,179)

Less: comprehensive loss attributable to non-controlling interest	(7,204)	7,204	(d)	-
Comprehensive (loss) income attributable to the Company	(447,390)	155,211	(d)	(292,179)

(Loss) income per share
Basic	(0.0351)	-		(0.0365)
Diluted	(0.0351)	-		(0.0365)

Weighted average number of common shares outstanding
Basic	13,181,786	-		8,431,786
Diluted	17,703,568	-		12,953,568

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NOCERA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020

	As reported	Adjustment 1	Notes	Pro forma
	$	$		$
ASSETS
Current assets
Cash and cash equivalents	251,866			251,866
Account receivables, net	109,055			109,055
Inventories	112,304			112,304
Advance to suppliers	1,732			1,732
Prepaid expenses and other assets, net	14,298			14,298
Due from a related party	19,453			19,453
Total current assets	508,708			508,708

Non-current assets
Deferred tax asset, net	2,203			2,203
Property and equipment, net	399			399
Operating lease right-of-use asset	–			–
Intangible assets, net	–			–
Total non-current assets	2,602			2,602

TOTAL ASSETS	511,310			511,310

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NOCERA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF NOVEMBER 30, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY
	As reported	Adjustment 1	Notes	Pro forma
	$	$		$
LIABILITIES
Current liabilities
Account payables	13,723			13,723
Advance from customers	–			–
Other payables and accrued liabilities	881			881
Due to related parties	7,681			7,681
Income tax payable	18,138			18,138
Bank borrowing	–			–
Deferred revenue - current portion	–			–
Operating lease liabilities - current	–			–
Total current liabilities	40,423			40,423

TOTAL LIABILITIES	40,423			40,423

Commitments and contingencies	–			–

EQUITY
Common stock	13,182	(4,750)	(c)	8,432
Additional paid-in capital	434,155			434,155
Statutory and other reserves	191,219			191,219
Retained earnings	(123,585)	26,618	(c)	(96,967)
Accumulated other comprehensive loss	(65,952)	(505)	(c)	(65,952)
TOTAL NOCERA, INC.’S STOCKHOLDERS’ EQUITY	449,019			470,887
Non-controlling interests	21,868	(21,868)	(b)	-
TOTAL STOCKHOLDER EQUITY	470,887			470,887
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	511,310			511,310

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(a)	The carrying amounts of assets and liabilities of the Group as at September 30, 2020 are extracted from the unaudited consolidated statement of financial position as at September 30, 2020.
(b)	These adjustments reflect the derecognition of assets and liabilities in GZ WFH which is to be spin-off or disposed of.
(c)	This adjustment reflects the cancellation of 4,750,000 shares of Nocera Inc., at November 4, 2020 as a consideration of disposal GZ WFH as well as the loss on disposal of GZ WFH.
(d)	These adjustments reflect the elimination of operating revenues, costs and expenses attributable to GZ WFH which is to be spin-off or disposed of.

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